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                                                                     Exhibit 32

                 VLSI ENTERS INTO CONFIDENTIALITY AND STANDSTILL
                             AGREEMENT WITH PHILIPS

SAN JOSE, CA, APRIL 8, 1999 -- VLSI Technology, Inc. (Nasdaq: VLSI) today announced that it has entered into a confidentiality and standstill agreement with Royal Philips Electronics.

Under the terms of the confidentiality and standstill agreement, Philips and VLSI have agreed that:

- Philips will not, prior to May 10, 1999, purchase any additional VLSI shares without the approval of the VLSI Board of Directors;

- Philips will not, prior to May 10, 1999, solicit consents to replace the VLSI Board of Directors or, prior to 5:00 p.m. New York time on May 7, 1999, file proxy soliciting materials for the election of directors at VLSI's 1999 annual meeting of stockholders;

- VLSI will provide Philips with prompt access to non-public information, including access to VLSI management, in due diligence sessions to take place on April 8 and 9, 1999, with the opportunity to follow-up thereafter;

- VLSI will hold its 1999 annual meeting of stockholders on June 8, 1999;

- VLSI will release Philips from the standstill agreement if VLSI signs an agreement with another party with respect to a strategic transaction or if a party other than Philips makes an unsolicited offer for VLSI and VLSI's Board of Directors does not recommend that such offer be rejected by VLSI's stockholders;

- VLSI has agreed that any more favorable standstill provisions accorded a third party will be offered to Philips; and

- During the standstill, if VLSI requests a formal proposal from a third party for a strategic transaction, VLSI will also request a formal proposal from Philips.

VLSI is filing the complete text of the confidentiality and standstill agreement with the Securities and Exchange Commission.

VLSI has also entered into confidentiality and standstill agreements with other third parties. VLSI expects that, pursuant to the terms of such agreements, the standstill provisions of these agreements will be modified to be substantially


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similar to the standstill provisions in the Philips confidentiality and standstill agreement.

The process being conducted by VLSI will result in continued discussions and negotiations with one or more third parties; could result in VLSI requesting third parties to make a formal proposal to engage in a strategic transaction with VLSI; could result in one or more third parties making a formal proposal pursuant to VLSI's request; could result in an auction of VLSI involving the multiple parties that have communicated expressions of interest in VLSI; and could result at any time in an agreement for a strategic transaction between VLSI and a third party. No assurance can be given that the discussions and negotiations will result in a request for or submission of any proposal or will result in an auction of VLSI or that any such proposal, if made, by one or more parties will result in an agreement to engage in a strategic transaction with VLSI.

As announced previously, the VLSI Board of Directors has unanimously recommended that VLSI stockholders reject the $17.00 per share offer by Philips as inadequate and not in the best interests of VLSI stockholders.

VLSI Technology, Inc. designs and manufactures custom and semi-custom integrated circuits for leading firms in the wireless communications, networking, consumer digital entertainment and advanced computing markets. The company is based in San Jose, Calif. with 1998 revenues from continuing operations of $547.8 million, and approximately 2,200 employees worldwide. Information related to VLSI Technology is available at VLSI's homepage, www.vlsi.com.

                   CERTAIN INFORMATION CONCERNING PARTICIPANTS

VLSI and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to Philips' consent solicitation. The participants in this solicitation may include the directors of VLSI (Pierre S. Bonelli, Robert P. Dilworth, William G. Howard, Jr., Paul R. Low, Alfred J. Stein and Horace H. Tsiang); the following executive officers of
VLSI: Alfred J. Stein (Chairman of the Board and Chief Executive Officer), Victor K. Lee (Acting Chief Financial Officer, Vice President and Corporate Controller), and Thomas Tokos (Vice President, General Counsel and Secretary); and the following other member of management of VLSI: Lisa Ewbank (Director, Investor Relations). As of March 15, 1999, Alfred J. Stein beneficially owned 1,438,430 shares, or 3.07%, of VLSI's common stock. None of the other foregoing participants individually or in the aggregate beneficially owns in excess of 1% of VLSI's common stock.


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Pursuant to the terms of separate engagement letters, each effective as of March
1, 1999, VLSI retained Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Hambrecht & Quist, LLC ("Hambrecht & Quist") as its financial advisors with respect to Philips' unsolicited tender offer (the "Philips Offer") and the evaluation of strategic alternatives to such offer. Pursuant to the engagement letters, VLSI has agreed to pay each of Morgan Stanley and Hambrecht & Quist customary fees. VLSI has also agreed to indemnify each of Morgan Stanley and Hambrecht & Quist against certain liabilities (including those under the federal securities laws) incurred in connection with their respective engagement. VLSI has also agreed to reimburse each of Morgan Stanley and Hambrecht & Quist for their reasonable out-of-pocket expenses, including fees and expenses of their respective legal advisors. The engagement of each of Morgan Stanley and Hambrecht & Quist may be terminated at any time by either the relevant financial advisor or VLSI. The terminated financial advisor will be entitled to any compensation earned by it to the date of termination, including the reimbursement of all reasonable expenses to such date. In certain circumstances, the fees under the respective engagement letters will also be payable for up to one year after such termination.

Morgan Stanley and Hambrecht & Quist are investment banking firms that provide a full range of financial services for institutional and individual clients. Although neither Morgan Stanley nor Hambrecht & Quist admit that they or any of their respective directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning Morgan Stanley and Hambrecht & Quist, each of Morgan Stanley and Hambrecht & Quist may assist VLSI in such a solicitation. In the normal course of business, each of Morgan Stanley and Hambrecht & Quist may trade securities of VLSI for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities. As of March 15, 1999, Morgan Stanley held a net long position of 45,951 shares of VLSI common stock. As of March 15, 1999, Hambrecht & Quist held no shares of VLSI common stock. In connection with its role as financial advisor to VLSI, Morgan Stanley and the following investment banking employees of Morgan Stanley may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of VLSI: Charles Cory, John Marren, Mark Menell, Timothy Sullivan and Mark Waissar. In connection with its role as financial advisor to VLSI, Hambrecht & Quist and the following investment banking employees of Hambrecht & Quist may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of
VLSI: Dan Case, Paul Cleveland, Kenneth Hao, Glover Lawrence, Denise Curd and John Houston.